

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 10, 2017

<u>Via E-Mail</u>
Ms. Erin D. Pickens
Senior Vice President and Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., Suite 300
Austin, TX 78701

> **Re: Stratus Properties Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed on March 16, 2017**
>
> **Form 8-K**
> **Filed on May 10, 2017**
>
> **Form 10-Q for the quarter ended June 30, 2017**
> **Filed on August 9, 2017**
> **File No. 001-37716**

Dear Ms. Pickens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Allocation of Overhead Costs, page 46</u>

1.   Please tell us the amount of indirect costs capitalized other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure in future filings to include the amounts capitalized.

Form 8-K filed on May 10, 2017

Exhibit 99.1

2.   We note your computation of after-tax NAV uses third-party appraisals of specified properties. Please tell us and include in future filings the following:
- the methods and inputs used by third-party appraisers
- other valuation methods used, if any, and the related key assumptions and inputs
- a quantitative illustration of sensitivity based on one or more key assumptions changing.

Form 10-Q for the quarter ended June 30, 2017

Note 3. Dispositions, page 6

3.   We note your disclosure that you are reducing the deferred gain recorded as a result of your continuing involvement with The Oaks at Lakeway by the payments made under the master lease agreements. Please tell us how you determined this accounting treatment is appropriate. Cite all relevant accounting literature within your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate &
Commodities